UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024 (Report No. 3)

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Attached hereto and incorporated by reference herein is Swvl Holdings Corp’s (“Swvl”) Notice of Meeting, Proxy Statement and Proxy Card for the 2025 Annual Meeting of Shareholders to be held on January 30, 2025 (the “Meeting”). Only shareholders of record who hold Class A Ordinary Shares of Swvl at the close of business on December 20, 2024, will be entitled to vote at the Meeting and any postponement or adjournments thereof.

On December 23, 2024, the Board of Directors (the “Board”) of Swvl ratified and confirmed the appointment of Youssef Salem as an additional Class II director of the Board, to hold office until the second succeeding annual meeting after the Meeting and/or until his/her respective successor has been appointed and duly qualified and/or until removal or resignation.

Mr. Salem has served on the Swvl Board since February 2024. Mr. Salem previously served as Swvl’s Chief Financial Officer from September 1, 2021 to March 31, 2023, where he led accounting, tax, treasury, financial planning and analysis functions. From October 2023 until the present, Mr. Salem has served as Chief Financial Officer of ADNOC Drilling. Prior to joining Swvl, Mr. Salem spent nine years in investment banking at Moelis & Company and QInvest LLC, where he executed M&A, capital raises and other financing transactions across numerous sectors, including infrastructure, technology, media and telecommunications, financial services and real estate. Mr. Salem was previously an Adjunct Professor of Practice at the American University in Cairo. Mr. Salem received a Bachelor of Science in Actuarial Science from the American University in Cairo and is a CFA Charter-holder and Fellow of the Society of Actuaries.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into Swvl’s Registration Statement on Form F-3 (Registration No. 333-279918) and Form S-8 (Registration No. 333-265464), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of Meeting, Proxy Statement and Proxy Card for the 2025 Annual Meeting of Shareholders to be held on January 30, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: December 23, 2024	By:	/s/ Mostafa Kandil
	Name:	Mostafa Kandil
	Title:	Chief Executive Officer